FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  May 16, 2005
/s/ Bradford Cooke
Bradford Cooke
President

Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

SHAREHOLDER UPDATE

First Quarter Review of Fiscal 2005

Bradford Cooke, President and CEO of Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB), provides shareholders with the following review of the First Quarter of fiscal 2005 and the outlook for the Second Quarter.

Review of First Quarter

During Q1, 2005, management focused on following up on expressions of interest from several major gold mining companies with regard to possible strategic financings or joint ventures on Canarc’s two principal gold projects, New Polaris and Benzdorp.  At this time, the process of facilitating due diligence and pursuing discussions with these companies is still underway.

Because the gold price entered into a correction in Q1, 2005, Canarc’s share price has also been soft.  Management has therefore focused on attracting buyers for Canarc’s two other gold projects, Bellavista and Sara Kreek, so as to generate cash without selling equity.  This process is also a work in progress.

On the New Polaris project, the Phase 1 in-fill drilling program on the C veins successfully returned high grade gold intercepts in each of the 11 drill holes.  Individual drill intercepts returned assays such as 0.93 opt (31.9 gpt) gold over 26.4 ft (8.05m) in the lower C vein and 0.45 opt (15.3 gpt) over 29.5 ft (9.0 m) in the Upper C vein.  The weighted average of all 22 vein intercepts graded 0.42 opt (14.4 gpt) over a 12.4 ft (3.78m) core length.

The Company also completed additional metallurgical testing and successfully increased the overall gold recoveries up to the 95% level by optimizing the grinding, flotation, autoclaving and leaching processes.  Two alternatives are currently being considered for the final processing of New Polaris gold concentrates:  onsite construction of an autoclave and shipping of the concentrates to an existing offsite autoclave facility.

On the Benzdorp project, the 2004 drilling program at the JQA prospect successfully returned bulk tonnage gold intercepts over an initial 200 m by 200 m area in each of the 13 drill holes.  Individual drill intercepts returned assays such as 0.48 gpt gold over 400.81 m, 0.55 gpt gold over 256.03 m, 0.60 gpt gold over 169.00 m and 1.14 gpt gold over 120.40 m.

Preliminary metallurgical testing was completed on bedrock mineralization and successfully recovered 80% of the copper and 57% of the gold into a rougher flotation concentrate and the remainder of the gold through cyanide leaching of the rougher tails.  Because of the high gold solubilities in cyanide, additional metallurgical testing is recommended to assess the potential for both heap leaching and CIL leaching of both saprolite and bedrock mineralization.

Regarding the Bellavista project, the majority owner and operator, Glencairn Gold Corporation (“Glencairn”), is on track to complete mine construction and commence gold production in Q2, 2005.  Canarc owns a strategic net profit interest in Bellavista that pays Canarc 5.67% of net profits during the first payback period, rising to 10.40% during the second payback period and 20.24% of net profits thereafter.  Canarc received its annual pre-production cash payment (US $120,000) from Glencairn in January 2005.

Outlook for Second Quarter

To complement management’s discussions with major gold companies on Benzdorp and New Polaris, the Company plans to initiate additional exploration work on both projects in Q2, 2005.  Canarc will also continue to pursue the monetization of its Bellavista and Sara Kreek projects as a means of building up its working capital.

An office program of relogging all the drill core at Benzdorp and compiling all of the historic data will help to generate a better understanding of gold mineralization on the property and guide a field program of more detailed geological mapping and saprolite sampling in some of the many other gold prospect areas so as to prepare them for drilling.

The Phase 2 in-fill drilling program at New Polaris is scheduled to commence in Q2, 2005, subject to working capital, in order to establish a 600,000 oz. reserve suitable for a feasibility study to build a 65,000 oz. per year high grade, underground gold mine.

The development of Canarc’s main assets, perhaps coupled with some strategic acquisitions, will ultimately create substantial value for all shareholders.  Even though this is a trying time in the Company’s stock price, our underlying value will ultimately prevail.

On Behalf Of The Board Of Directors

CANARC RESOURCE CORP.

/s/     Bradford J. Cooke

Bradford J. Cooke

May 10, 2005

President and CEO

Notice to Readers of the Interim Unaudited Consolidated Financial Statements

For the Three Months Ended March 31, 2005

The interim unaudited consolidated financial statements of Canarc Resource Corp. (the “Company”) for the three months ended March 31, 2005 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors.  The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004 which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

March 31, 2005		December 31, 2004
(Unaudited)		(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$353	$715
Marketable securities (Note 3)	933	867
Receivables and prepaids	65	115
	1,351	1,697
MINERAL PROPERTIES (Note 4)	9,052	9,066
EQUIPMENT (Note 5)	13	14
	$10,416	$10,777

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$36	$273
Due to related party (Note 7)	-	118
	36	391

NON-CONTROLLING INTEREST IN SUBSIDIARY	81	84

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	49,140	49,234
Contributed surplus (Note 6(b))	1,074	1,088
Deficit	(39,915)	(40,020)
	10,299	10,302
	$10,416	$10,777

Nature of operations (Note 1)
Commitments and contingencies (Note 4)

Refer to the accompanying notes to the consolidated financial statements

Approved by the Directors:

/s/

Bradford Cooke

/s/

Leonard Harris

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

	Three Months Ended March 31,
	2005	2004

Expenses:
Amortization	$ 1	$ 1
Corporate development	3	-
Employee and director remuneration (Note 7)	38	79
Foreign exchange (gain)	8	4
General and administrative	44	57
Shareholder relations	38	57
Stock-based compensation (Note 6(c))	1	308
Travel	-	6

Loss before the undernoted	(133)	(512)

Gain from disposition of marketable securities	69	-
Income tax recovery	142	-
Investment and other income	1	16
Recovery of mineral properties	32	118
Write-down of mineral properties	(9)	-
Non-controlling interest	3	-

Income (loss) for the period	105	(378)

Deficit, beginning of the period	(40,020)	(36,007)

Deficit, end of the period	$ (39,915)	$ (36,385)

Basic and diluted earnings (loss) per share	$ -	$ (0.01)

Weighted average number of shares outstanding	58,360,220	53,088,668

Refer to the accompanying notes to the consolidated financial statements

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2005	2004

Cash provided from (used for):

Operations:
Income (loss) for the period	$ 105	$ (378)
Items not involving cash:
Amortization	1	1
Gain on marketable securities	(69)	(12)
Income tax recovery	(142)	-
Non-controlling interest	(3)	-
Recovery of mineral property expenditures	(32)	-
Stock-based compensation	1	308
Unrealized currency translation gain	-	2
Write-down of mineral properties	9	-
	(130)	(79)
Changes in non-cash working capital items:
Receivables and prepaids	50	(50)
Due to/from related parties	(118)	26
Accounts payable and accrued liabilities	(237)	(237)
	(435)	(340)

Financing:
Issuance of common shares	33	16

Investing:
Proceeds from disposal of marketable securities	97	15
Acquisition of marketable securities	(94)	-
Mineral properties, net of recoveries	37	(299)
	40	(284)

Decrease in cash and cash equivalents	(362)	(608)
Cash and cash equivalents, beginning of the period	715	1,902

Cash and cash equivalents, end of period	$ 353	$ 1,294

Supplemental disclosure with respect to cash flows (Note 10)

Refer to the accompanying notes to the consolidated financial statements

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $39,915,000 at March 31, 2005.  Furthermore, the Company has working capital of $1,315,000 as at March 31, 2005, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

These interim consolidated financial statements are unaudited and have been prepared by management and have not been reviewed by the Company’s auditors.

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company, its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, Minera Aztec Silver Corporation, in which the Company holds a 63% interest, and Carib Industries Ltd., in which the Company holds a 78.5% interest, and its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.  All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(d)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)

Stock-based compensation plan:

The Company has a share option plan which is described in Note 6(c).  The Company records all stock-based payments granted on or after January 1, 2003 using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(g)

Asset retirement obligations:

During the year ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”).  This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.  The Company adopted HB 3110 retroactively with a restatement of prior periods presented.  However, the adoption of HB 3110 resulted in no changes to amounts previously presented.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(h)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period.  For all periods presented, earnings (loss) available to common shareholders equals the reported earnings (loss).  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted earnings (loss) per share presented is the same as basic earnings (loss) per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(i)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(j)

Flow-through shares (EIC 146):

In March 2004, guidelines related to the accounting for flow-through shares were issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants under EIC 146.  EIC 146 requires the recognition of a provision at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company.  EIC 146 is applicable on a prospective basis for flow-through share transactions after March 2004.  The Company adopted EIC 146 on a prospective basis.

(k)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(l)

Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.

3.

Marketable Securities

March 31, 2005

Investment in shares of companies, at cost	$1,016
Cumulative write-downs	(83)
$933

The quoted market value of shares of companies is approximately $2,855,997.

Investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company.  At March 31, 2005, these shares had a cost of $876,596, a carrying value of $876,596 and a quoted market value of approximately $2,791,525.  The Company also holds 250,000 warrants of Endeavour with an exercise price of CAD$0.35 and an expiry date of October 6, 2005, and holds another 200,000 warrants with an exercise price of CAD$2.00 and an expiry date of October 22, 2005.  Endeavour’s shares closed at CAD$2.36 on March 31, 2005.

4.

Mineral Properties

		March 31, 2005
	Acquisition	Exploration/
	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$762	$4,367
Eskay Creek (Note 4(a)(ii))	188	14	202

Costa Rica:
Bellavista (Note 4(b))	-	-	-

Suriname:
Sara Kreek (Note 4(c)(i))	100	-	100
Benzdorp (Note 4(c)(ii))	301	4,033	4,334

Mexico:
Sonia II (Note 4(d)(i))	30	19	49

	$4,224	$4,828	$9,052

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at March 31, 2005 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation.  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  The pre-production payments for the years ended December 31, 2003 and 2002 were made by the previous property holder, Wheaton River Minerals Inc. (“Wheaton”), for cash of $58,875 and the issuance of 529,000 common shares of Wheaton.  Glencairn paid the Company $117,500 in the year ended December 31, 2004 and $120,546 in January 2005.

The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management’s estimate of the property’s recoverable value, and in fiscal 2004, the property was further written down by $3,184,000 to a nominal $100,000 in accordance with Canadian generally accepted accounting principles.  However, a loan to the vendor that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remains outstanding and continues to be owed to the Company.  The write-down of the property for accounting purposes does not affect the Company’s legal claim and right to recover the outstanding loan plus accrued interest owed to it, and the Company continues with its collection efforts.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 and exploration expenditures of $5 million were to be incurred by April 2005 but was extended to December 2005 pursuant to amendments in April 2005, subject to a payment of $40,000 which was paid by the Company in April 2005.

Pursuant to the amended option agreement in August 2002, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000.  These additional cash payments shall be treated as advance payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.

The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments and exploration expenditures (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

(d)

Mexico:

Sonia II:

In July 2004, the Company’s 63% owned subsidiary, Minera Aztec Silver Corporation (“Aztec”), entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing, of which $30,000 has been paid.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(e)

Expenditure options:

To maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
2005 (i)	$-	$ 239	-
On commercial production (ii)	450	-	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

Mexico (Note 4(d)):
Sonia II:
2006	40	-	-
2007	60	-	-
2008	120	-	-

	$ 670	$ 239	350,000

(i)

Management fees of 10% are included in exploration expenditure commitments.

(ii)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Equipment

		March 31, 2005
		Accumulated	Net Book
	Cost	Amortization	Value

Office equipment	$140	$127	$13

6.

Share Capital

(a)

Authorized and issued:

The Company’s authorized share capital comprises 100,000,000 common shares without par value.

The Company’s issued share capital is as follows:

Number of Shares		Amount

Balance at December 31, 2004	58,318,448	$49,234
Issued:
Exercise of options (Note 6(c))	200,000	47
Exercise of share appreciation rights	6,667	1
Provision for flow-through shares	-	(142)
Balance at March 31, 2005	58,525,115	$49,140

In February 2005, the Company renounced CAD$487,500 in exploration expenditures which were expended in fiscal 2004 from a private placement for 750,000 flow-through common shares at CAD$0.65 per share, resulting in an income tax recovery of $141,661.

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(b)

Contributed surplus:

Balance at December 31, 2004	$1,088
Changes during the period:
Exercise of options	(14)
Balance at March 31, 2005	$1,074

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Share Capital     (continued)

(c)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 12,374,095 common shares, of which options for 5,179,000 common shares are outstanding as at March 31, 2005.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the three months ended March 31, 2005 is as follows:

March 31, 2005
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of the period	5,649,000	$0.57
Exercised	(200,000)	$0.17
Cancelled	(250,000)	$0.62
Converted to stock appreciation
rights on exercise	(20,000)	$0.34
Outstanding, end of period	5,179,000	$0.59

Exercise price range (CAD$)	$0.17 - $1.05

The following table summarizes information about stock options outstanding at March 31, 2005:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
Price	Outstanding	Remaining	Exercise	Exercisable	Exercise
Range	as at	Contractual Life	Prices	as at	Prices
(CAD$)	Mar 31, 2005	(Number of Years)	(CAD$)	Mar 31, 2005	(CAD$)

$0.01 - $0.24	80,000	1.8	$0.17	80,000	$0.17
$0.25 - $0.49	1,194,000	4.7	$0.28	1,194,000	$0.28
$0.50 - $0.74	3,119,500	3.4	$0.62	2,869,500	$0.61
$0.75 - $0.99	185,500	2.5	$0.87	185,500	$0.87
$1.00 - $1.24	600,000	3.7	$1.00	600,000	$1.00
	5,179,000	3.7	$0.59	4,929,000	$0.58

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

At March 31, 2005, 4,929,000 options are exercisable and expire at various dates from November 10, 2005 to June 23, 2010, with a weighted average remaining life of 3.7 years.  Options for 250,000 shares are not exercisable until the market price of the Company’s shares closes above CAD$1.25 per share on the Toronto Stock Exchange for 30 consecutive trading days.  For the three months ended March 31, 2005, the Company recognized stock-based compensation of $924 from the exercise of share appreciation rights.

The Company did not grant any stock options during the first quarter of fiscal 2005.

(d)

Warrants:

At March 31, 2005, the Company had outstanding warrants to purchase an aggregate 2,348,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2004	Issued	Exercised	Expired	March 31, 2005

$0.63	February 4, 2005	625,000	-	-	(625,000)	-
$1.25	November 13, 2005	133,750	-	-	-	133,750
$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000
$1.25	December 30, 2005	50,000	-	-	-	50,000

		2,348,750	-	-	(625,000)	1,723,750

(e)

Shares reserved for issuance:

Number of Shares

Outstanding, March 31, 2005	58,525,115
Property agreements (Note 4(e))	350,000
Stock options (Note 6(c))	5,179,000
Warrants (Note 6(d))	1,723,750

Fully diluted, March 31, 2005	65,777,865

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Related Party Transactions

General and administrative costs during the first quarter of fiscal 2005 include CAD$11,276 in salaries paid to a director.  Also in the first quarter of fiscal 2005, the Company paid a total of CAD$10,000 to all directors in their capacity as Directors of the Company.

8.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4.

9.

Supplemental Disclosure with respect to Cash Flows

March 31, 2005

Non-cash financing and investing activities:

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	1
Stock options	14
Income tax recovery from flow-through shares	142

Supplemental cash flow information:

Income taxes paid	$-
Interest paid	-

Canarc Resource Corp.

CORPORATE  INFORMATION

HEAD OFFICE

#800 – 850 West Hastings Street

Vancouver, BC, Canada, V6C 1E1

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Chris Theodoropoulos

Derek Bullock

Leonard Harris

OFFICERS

Bradford Cooke ~ President

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Trust Company of Canada

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

KPMG LLP

777 Dunsmuir Street

Vancouver, BC, Canada, V7Y 1K3

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:            CCM

OTC-BB:     CRCUF

Canarc Resource Corp.

Form 52-109F2 - Certification of Interim Filings

I, Bradford Cooke, President and Chief Executive Officer of Canarc Resource Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canarc Resource Corp., (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 16, 2005

/s/     Bradford Cooke

_________________________

Bradford Cooke

President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Philip Yee, Chief Financial Officer of Canarc Resource Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canarc Resource Corp., (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 16, 2005

/s/     Philip Yee

_________________________

Philip Yee

Chief Financial Officer

CANARC  RESOURCE  CORP.

VIA SEDAR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Toronto Stock Exchange

I, SOFIA MIYOTZI RUFFO, of the City of Vancouver, in the Province of British Columbia,

HEREBY CERTIFY THAT:

1.    I am the Administrative Assistant for the Company, having its office at #800 - 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1;

2.    I did on the 16th day of May 2005 cause to be delivered by first class ordinary mail to each shareholder of the Company at the last address of the shareholder appearing on the Register and to each shareholder of the Company whose name appears on the Supplemental List at his/her/its address as it appears on such Supplemental List, and to the regulatory authorities having jurisdiction, the following documents:

-

Interim unaudited consolidated financial statements for the first quarter ended March 31, 2005;  and

-

Management discussion and analysis for the three months ended March 31, 2005.

copies of which are attached hereto.

DATED at the City of Vancouver, Province of British Columbia, this 16th day of May 2005.

With regards,

CANARC RESOURCE CORP.

Per:

/s/     Sofia Miyotzi Ruffo

SOFIA MIYOTZI RUFFO

Suite #800 -850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1

Phone:  (604) 685-9700          Fax:  (604) 685-9744